Via Facsimile and U.S. Mail
Mail Stop 6010

April 20, 2006

Anthony S. Piszel
Chief Financial Officer
Health Net, Inc.
21650 Oxnard Street
Woodland Hills, CA 91367

      Re: **Health Net, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2005
              Filed February 13, 2006
              File No. 001-12718

Dear Mr. Piszel:

We have reviewed your April 5, 2006 response and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Consolidated Financial Statements

Consolidated Statement of Operations, page F-3

1. We do not see your accounting policy for accruing legal fees before they are incurred within your accounting policy disclosure. Provide us a proposed accounting policy note to the financial statements, indicating which legal costs are accrued and the circumstances in which an accrual is required. Demonstrate how you have applied this policy consistently. We note no legal fees accrued until 2005 and no legal fees accrued on some of the disclosed contingencies.

2. In not accruing the amount of the judgment, tell us why you believe it is probable that the AmCareco judgment will be entirely overturned on appeal. Provide us the evidence on which you are relying to support your assertion.

Notes to Consolidated Financial Statements

Note 16- Reserves for Claims and Other Settlements and Health Care and Other Costs
Payable Under Government Contracts, pages F-48-50

3. With regard to prior comment 2, footnote (d) on page F-49 appears to be untrue and
   indicate that the financial statements do not comply with GAAP. The $114 million
   does or should indicate that expenses were lower than initially estimated. Please tell
   us how you will modify this footnote or it appears that the financial statements should
   be revised.

        You may contact Todd Sherman, Staff Accountant, at 202-551-3665 or Lisa
Vanjoske, Assistant Chief Accountant, at 202-551-3614 if you have questions regarding
the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                                Sincerely,

                                                Jim B. Rosenberg
                                                Senior Assistant Chief
                                                Accountant